SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Eletrobras

PRESENTATION TO ANALYSTS AND INVESTORS

MARCH 2024

Disclaimer

This presentation may contain **estimates and projections** that **are not statements of past fact** but reflect the **beliefs and expectations of our management** and may constitute estimates and projections about **future events** within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "might", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify **estimates that necessarily involve risks and uncertainties, whether known or not.**

Known **risks and uncertainties** include, but are not limited to: general **economic, regulatory, political and business conditions in** Brazil and abroad, **changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of** consumer **use of electricity, competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments related to our receivables, changes in rainfall and water levels** in the reservoirs used to operate our hydroelectric plants, our **financing and capital investment plans,** existing and future **government regulations,** and other risks described in our annual report and other documents filed with the CVM and SEC.

Estimates and projections refer only to the date on which they were expressed, and we assume **no obligation to update any of these estimates or projections** due to the occurrence of new information or future events. Future results of operations and initiatives of the Companies may differ from current expectations and **investors should not rely solely on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to rounding.**

Agenda





Overview

2023



Shareholder structure


Common Shares
31.9%
46.6%
21.6%
Total Capital
33.0%
42.7%
24.3%
Government
Brazilian shareholders
Non-resident shareholders

Eletrobras

"True Corporation" with voting limited to 10% for all shareholders

Asset overview

Transmission Segment



Own
Partnerships

73,789 Km of transmission lines

38% of the Brazil total

R$ 17.7 billion in the 23/24 RAP Cycle *(+30% vs. the previous cycle)*

Power Generation Segment

44.6 GW installed capacity

18.6 aGW assured capacity

22% of Brazil total installed capacity

96% from clean sources(1)



Hydro



47 Plants | 42.3GW *Installed Capacity*

Wind & Solar



44 Plants | 0.7GW *Installed Capacity*

Thermal(2)



9 Plants | 1.6GW *Installed Capacity*

Eletrobras

Main Highlights

2023



Highlights of 2023

- ✓ Simplification of the administrative structure
- ✓ Boosting investment capacity
- ✓ Portfolio optimization
- ✓ Restructuring trading with customer focus
- ✓ Cultural transformation
- ✓ Strengthening the ESG agenda


Focus on value creation

Simplification of the administrative structure

Personnel Material Services and Other (PMSO) recurring


-27%
4%
2,488
54
1,749
69
1,815
69
4Q22¹
3Q23
4Q23
PLR

Number of employees


-18%
5%
9,670
8,328
7,911
4Q22
3Q23
Jan/24

Main highlights:

- 27% reduction in PMSO 4Q23 x 4Q22 – 4Q23 annualized PMSO of R$ 7.3 billion
- **Voluntary Dismissal Plan (VDP):**
  - VDP 2: 1,574 joined in 2023, 660 have already left the company
  - VDP 1 + VDP 2 (2022-2023): 4,066 joined, with 2,811 exits by Dec/23

1- PMSO figures for 4Q22 and 3Q23 are adjusted to proportional Profit Sharing (PLR) for comparability purposes.

Boosting investment capacity


CAPEX
60%
5,639
465
1,679
3,495
95%
9,018
2,211
6,807
2022
2023
Corporate
SPE
Nuclear

199 large-scale projects being implemented

R$ 7 billion of large-scale CAPEX from 2024 to 2027

+R$ 972 million/year in associated RAP

Main highlights:

Generation

- Coxilha Negra (wind farm): R$ 933 million
- Santa Cruz TPP: Combined Cycle commissioning R$ 184 million

Transmission

- Reinforcements and improvements: R$ 2.5 billion

M&A

- Highlights: Baguari M&A for R$875 million, Teles Pires for R$ 333 million and Retiro Baixo for R$ 222 million.

Total investment of R$ 10.9 billion considering cash debt from M&As (Teles Pires, Baguari, Retiro Baixo, VSB and TMT)

Portfolio optimization

- Guideline for more active management: SPEs control and consolidation
- Aiming at value creation, dividend distribution and return on investment

- Structuring the business to improve capital allocation

- Greater M&A flexibility and prepared to seize business opportunities
- Growth and expansion of Eletrobras and its portfolio via auctions

Main highlights:

- Approval of Furnas merger at GSM (Jan/24)
- Consolidation of Teles Pires, Baguari Energia and Retiro Baixo
- Completion of the sale of Candiota plant (Jan/24)

Change of focus: from reducing SPEs to optimizing the portfolio
Cultural change with increased role for Eletrobras in SPEs

Restructuring trading with customer focus


Number of clients
+88%
469
76
393
249
76
173
2022
2023
Free Market (ACL)
Other clients

Trading levers


Structuring
Integration
Segregation
Strategic Goals
Customer Focus

Classification: Public

Beginning the path to cultural transformation





Vida em primeiro lugar
Inovar para gerar valor
Nossa energia vem das pessoas
Nossa Energia
Nossa excelência faz a diferença
Integridade sempre

- **1st Eletrobras Leadership Summit:**
  - **520** leaders from all over Brazil, together for 3 days
- Defining Eletrobras' Purpose, Values and Behaviors
- Establishment of variable remuneration linked to long-term goals

Strengthening the ESG agenda

S&P Global

ISE B3

TCFD

SASB STANDARDS
Now part of IFRS Foundation

ICO2 B3

IDIVERSA B3

cebds
REPORTING MATTERS

CDP
DISCLOSURE INSIGHT ACTION

Bloomberg
Gender-Equality Index
2023

Main highlights 2023:

MANAGEMENT AND REPORTING

- Another year as a member of **S&P Global Sustainability Yearbook** and **B3's Sustainability Index (ISE)**
- Publication of **TCFD** and **SASB** reports for the 3rd consecutive year

CLIMATE

- ***Net Zero*** Commitment **2030**
- ***Leadership*** in Climate and Water, by **CDP**
- Remaining in **B3's Carbon Efficient Index (ICO_2)**

DIVERSITY

- Inclusion in **B3's Diversity Index** (**IDIVERSA**)
- Remaining on the **Bloomberg Gender-Equality Index**

Operational Performance



Energy market highlights

Evolution of Daily PLDs and Future Prices* (R$/MWh)


180
160
140
120
100
80
60
259.11
154.17
182.06
190.69
97.21
86.99
79.26
80.47
93.32
101.72
126.91
106.23
125.05
114.84
144.22
158.52
172.93
157.06
148.03
65.81
80.08
60.04
75.00
76.74
81.47
61.07
61.07
112.64
117.25
110.24
105.01
15-Sep-23
29-Sep-23
13-Oct-23
27-Oct-23
10-Nov-23
24-Nov-23
8-Dec-23
22-Dec-23
5-Jan-24
19-Jan-24
2-Feb-24
16-Feb-24
PLD Min
PLD Daily
2024
2025
2028

Balance and PLD Schedule 12/18/23: Hydroelectric Generation 7-11pm: ~125% of production 3-7am


110000
88000
66000
44000
22000
0
MW
500
400
300
200
100
0
R$/MWh
317.57
388.16
69.04
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
SOL+WIND
TERM
HYDRO
Demand
PLD HOURLY

- Smaller relative reservoir (more intermittent sources)
- Relevant hydroelectric portfolio (valuation)
- Higher volatility: pricing of peak service
- Frustrating wet period potentially impacting short- and medium-term prices

* Based on information from Dcide

Energy Balance - MWmed

Energy Balance (aMW)	2023	2024	2025	2026	2027
Resources with no impact on balance sheet	**1,419**	**1,192**	**1,192**	**1,192**	**946**
Resources (A)	**12,100**	**14,131**	**15,365**	**16,539**	**17,630**
Own resources	10,782	12,849	14,164	15,427	16,599
Hydro	10,658	12,656	13,914	15,177	16,349
Wind	123	193	250	250	250
Energy Purchase	1,318	1,283	1,201	1,112	1,031
Sales (B)	**10,960**	**9,478**	**8,000**	**6,643**	**5,730**
ACL - Bilateral Contracts + STM implemented	8,276	5,774	4,906	3,548	2,730
ACR - Except quotas	2,684	3,704	3,095	3,095	3,000
Average prices Contracts signed					
Average Price of Sales Contracts signed until Dec 31, 2023 lagging 1 quarter as of 2024 (ACR and ACL - R$/MWh)	**206**	**195**	**178**	**193**	**203**
Balance (A - B)	**1,140**	**4,653**	**7,364**	**9,896**	**11,900**
Balance considering estimated hedge	-	2,350	4,832	7,134	8,924
Uncontracted energy considering hedge estimate	-	15%	29%	40%	48%

Assured Capacity (aMW)	2023	2024	2025	2026	2027
Water	17,118	17,118	17,105	17,104	16,979
Thermal	1,335	1,073	1,073	1,073	1,073
Wind	134	134	134	134	134
Total	**18,587**	**18,324**	**18,312**	**18,311**	**18,185**

+ 220 clients
vs. 4Q22

- Focus on structuring the trading area and attracting new clients
- Eletrobras reduced its exposure to uncontracted energy in 4Q23

Details of the Balance Sheet are reported in the Earnings Release

Financial Performance



Solid Financial Performance in 2023

Gross Revenue


+ 9%
+ 14%
41,038
39,777
44,475
45,293
2022
2023
IFRS
Regulatory

EBITDA


+ 77%
+ 19%
11,369
18,117
20,125
21,522
2022
2023
Regulatory
Regulatory adjusted

Net Income


+ 21%
3,638
4,395
2022
2023
IFRS

Main YoY Highlights

- Revenue growth mainly reflecting **increase in transmission revenues, +R$ 1,657 million vs 2022**
- **Full accounting of SAESA revenue** over the twelve months of 2023

- **Lower operating expenses** and **higher transmission revenues** boosted EBITDA in 2023
- **+R$ 2.9 billion** in supply revenue from the consolidation of SAESA, Teles Pires, Baguari and Retiro Baixo

- **+R$ 1.2 billion** RAP due to Aneel Resolution 3.216/ 2023
- **12% reduction in PMSO YoY**

Adequacy of PMSO - Personnel, Material, Services and Others



- 11%
- 12%
10,028
8,275
8,960
7,305
2022
2023
IFRS
Recurring



PMSO Guidance for 2024
(R$ million)
10,028
8,960
7,000
5,100
2022
2023
2024E
2026E
IFRS

PMSO Highlights - 2023 x 2022

STAFF	Decrease of R$ 715 million from VDP savings, partially offset by inflation adjustment related to the collective bargaining agreement
SERVICES	Increase of R$ 297 million in consulting, auditing and IT
OTHER	Reduction due to lower spending on indemnities and condemnations, mainly at Furnas, and lower donations and contributions directed to CEPEL by the holding company

Total of 8,328 employees at the end of 2023 => 2,811 employees terminated in 2023 (VDP1: 2,151; VDP2: 660)

Compulsory loan

Total Inventory Compulsory Loan Provision



R$ billion
Inventory 4Q22
24.3
Risk reduction initiatives
(e.g. discount agreements)
1.9
Conviction payments
1.9
Payment of approved agreements
3.7
Reclassification of agreements to
liabilities(awaiting approval)
0.9
Monetary update (Selic rate)
1.3
Inventory 4Q23
17.2
-R$ 7.1 billion
-41%

Other effects (court settlements)

Off balance elimination **R$ 3.7 billion**, of which

- **R$ 505 million possible**
- **R$ 3.2 billion remote**

Released judicial deposits and other guarantees, such as shares in affiliates, of around **R$ 1.1 billion**

CAPEX Evolution


+ 60%
+ 93%
9,018
552
4,134
4,332
5,639
412
465
2,000
2,763
4,678
517
1,532
1,853
766
2021
2022
2023
Generation
Transmission
Eletronuclear
Others

Focus:

- **Discipline in capital allocation**
- **Hydro and renewables**
- **Growing transmission revenues**
  - Auctions
  - Boosting reinforcements and improvements
- **R&D**
  - Green hydrogen
- **M&A**
  - Opportunities to optimize the portfolio

Classification: Public

RBSE – basic network of the existing system

RBSE Revenues
(R$ million)


10,459
6,990
8,725
8,725
8,725
23-24
24-25
25-26
26-27
27-28

Classification: Public

Cash Flow 2023



21.4
-2.6
0.8
-0.6
-0.9
1.4
19.5
-6.9
12.6
-8.7
-4.2
-6.2
5.9
-0.9
-1.4
Reg adjusted EBITDA
Income tax
Working capital
CDE
Privatization charges
Dividends received
CFO
Capex
FCF
Debt Service
Purchase/ sale of equity investments
Litigation
Net fundraising
Dividends
Net cash

Purchase and sale of equity investments: M&A (2BI), including: Teles Pires (0.3BI). Baguari (0.9BI). Retiro Baixo (0.2BI), VSB (0.3BI), and TMT (0.3BI), Share Repurchase (1.9B).

Obligations and Guarantees

2023



Financial discipline

Net Debt Evolution


R$ billion
34.8
36.7
38.1
39.0
41.8
2.0
2.0
2.1
2.0
2.2
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Net Debt
Net debt / Ajusted EBITDA LTM

Debt maturity schedule - December 2023


R$ billion
60.8
19.0
11.3
8.0
7.7
6.8
5.7
4.3
16.9
Cash
2024
2025
2026
2027
2028
2029
After 2030

Average term: 47.4 months
Average cost: 11.54% p.a.
(CDI + 1.5091%)

In 2023, considering early repayments and new funding, **the average term of the debt was reduced by around 5.5 months** and its **cost fell by 92 bps**, resulting in an average cost of **CDI + 1.5091% p.a.** at the end of the period.

Guarantees

Guarantees Provided by Eletrobras

R$ million

Project	Lender	% Guarantee Eletrobras	Outstanding balance 12/31/2023	End of Contract
Angra I	Santander	100.00%	79	Aug-27
Angra III	BNDES & CEF	100.00%	3,141 (BNDES) 2,795 (CEF)	Jun-36 & Jun-38
Belo Monte	BNDES, CEF & BTG	49.98%	6,176 (BNDES) 1,828 (BNDES) 5,974 (CEF & BTG)	Mar-41 & Jan-42

Contractually, CEF financing is guaranteed by the Federal Government.

Privatization Process: Overview and Main Considerations

Energy Development Account (CDE) and Regional Funds

CDE Payment by Eletrobras

- Eletrobras will pay R$ 32.1 billion to CDE
- Payment method: (i) R$ 5 billion, paid after signing the new concession agreements; and (ii) R$ 27 billion, in annual contributions, starting in 2023, for 25 years
- The payment aims to reduce inflationary impacts on the energy tariff

Basin Revitalization and Infrastructure Improvements



- Revitalization of São Francisco and Parnaíba basins for 10 years: R$ 3.5 billion, to be paid in annual contributions of R$ 350 million



- Revitalization of Furnas reservoir for 10 years: R$ 2.3 billion, to be paid in annual contributions of R$ 230 million



- Reduction in the cost of energy in the Legal Amazon: R$ 2.95 billion, to be paid in annual contributions of R$ 295 million over 10 years

CDE and Regional Funds Outstanding Balance

R$ million

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
PMT		**2,224**	**2,857**	**3,500**	**4,142**	**4,142**	**4,142**	**4,142**	**4,142**	**4,166**	**3,266**
CDE		1,284	1,926	2,569	3,211	3,211	3,211	3,211	3,211	3,211	3,266
Reg. Funds		940	931	931	931	931	931	931	931	955	-

	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
PMT	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**
CDE	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266
Reg. Funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Flow of obligations related to Law No. 14,182/2021, with disbursements of: (i) payments to the CDE and (ii) implementation of programs for the basin revitalization and projects in the Legal Amazon.

Ratings Eletrobras

	S&P Global	Moody's	Fitch Ratings
Sovereign	**BB**	**Ba2**	**BB**
Eletrobras			
Global	BB -	Ba2	BB-
SACP - stand-alone credit profile	bb -	Ba3	N/A
Brazilian national scale	brAAA/brA-1+ stable	N/A	AA(bra)
Outlook	stable	stable	Negative
Date	Dec-23	Sep-23	Jun-23

S&P and Moodys:

- Add the financial privatization obligations to Eletrobras' gross debt.

Fitch

- Add off-balance sheet guarantees, including HPP Belo Monte and Angra.

Eletrobras

Investor Relations

ri@eletrobras.com

www.eletrobras.com

